UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AERCAP HOLDINGS N.V.

(Name of Issuer)

Ordinary Shares, EUR 0.01 Nominal Value

(Title of Class of Securities)

N00985106

(CUSIP Number)

Jeffrey A. Welikson, Esq.

Vice President, Corporate Secretary and Deputy General Counsel

American International Group, Inc.

175 Water Street

New York, NY 10038

(212) 770-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N00985106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) American International Group, Inc. 13-2592361
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. N00985106

Explanatory Note

This Amendment No. 2 (this “Amendment 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 31, 2014 (the “Schedule 13D”), as amended prior to the date hereof (as so amended, this “Statement”).

Item 1.	Security and Issuer.

Item 1 is hereby amended as follows:

This Amendment 2 is being filed with respect to the beneficial ownership of stock, nominal value EUR0.01 per share (the “Ordinary Shares”), of AerCap Holdings N.V., a Netherlands public limited liability company (the “Issuer”), held by American International Group, Inc., a Delaware corporation (“AIG”). Such Ordinary Shares were issued to AIG as consideration, along with cash considerations, for the sale of AIG’s 100% interest in International Lease Finance Corporation (“ILFC”) to the Issuer, as further disclosed in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended as follows:

The name, address, position, present principal occupation and citizenship of each director and executive officer of AIG is set forth in the attached Schedule A, which is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On August 18, 2015, AIG entered into an underwriting agreement with the Issuer and the underwriters specified therein (the “August Underwriting Agreement”), pursuant to which AIG agreed to sell 10,677,702 Ordinary Shares through an underwritten public offering (the “August Public Offering”) upon the terms and conditions set forth in the prospectus supplement related to the Ordinary Shares filed by the Issuer with the Securities and Exchange Commission. The closing of the August Public Offering occurred on August 24, 2015.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

As of the date hereof (and after giving effect to the sales of the Ordinary Shares of the Issuer in the Share Repurchase, the Public Offering and the August Public Offering), AIG no longer beneficially owns any Ordinary Shares of the Issuer, and on August 24, 2015, AIG ceased to be the direct beneficial owner of more than 5% of the outstanding Ordinary Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by adding the following sentence to the end of the first paragraph:

In connection with the August Public Offering, the Shareholders’ Agreement has been terminated.

Item 6 of the Statement is hereby amended by adding the following sentence to the end of the second paragraph:

In connection with the August Public Offering, AIG ceased to have the right to designate a director to the Issuer’s board of directors.

Item 6 of the Statement is hereby amended by adding the following sentence to the end of the sixth paragraph:

In connection with the August Public Offering, the Registration Rights Agreement has been terminated.

Item 6 of the Statement is hereby further amended by inserting the following information:

The information set forth in Item 4 above is hereby incorporated by reference in response to Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN INTERNATIONAL GROUP, INC.

/s/ Alon Neches
Insert Name

Vice President - Strategy and Mergers and Acquisitions
Insert Title

August 26, 2015
Insert Date

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

AMERICAN INTERNATIONAL GROUP, INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of American International Group, Inc. are set forth below.

BOARD OF DIRECTORS
Name	Address	Position/Principal Occupation	Citizenship

Douglas M. Steenland	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Chairman	American

W. Don Cornwell	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American

Peter R. Fisher	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American

John H. Fitzpatrick	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American and Irish

Peter D. Hancock	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American

William G. Jurgensen	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American

Christopher S. Lynch	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American

George L. Miles, Jr.	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American

Henry S. Miller	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American

Robert S. Miller	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American

Linda A. Mills	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American

Suzanne Nora Johnson	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American

Ronald A. Rittenmeyer	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American

Theresa M. Stone	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American

EXECUTIVE OFFICERS
Name	Address	Position/Principal Occupation	Citizenship

Peter D. Hancock	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	President and Chief Executive Officer	American

William N. Dooley	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American and Irish

John Q. Doyle	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American

Philip Fasano	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American

David L. Herzog	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American

Kevin T. Hogan	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American

Jeffrey J. Hurd	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American

Ronald E. Martinez, Jr.	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American

Thomas A. Russo	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American

Siddhartha Sankaran	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	Canadian